Exhibit 99.1

PRELIMINARY NOTE

The unaudited Condensed Consolidated Financial Statements as of and for the three months ended March 31, 2026 included herein, have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, with the exception of certain note disclosures, which have been omitted. The condensed consolidated financial statements are presented in United States Dollars (“USD”). All references in this interim report to “$,” and “US dollars” mean US dollars and all references to “£” and “GBP” mean British Pounds Sterling, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (“2025 Form 20-F”), as filed with the SEC on March 17, 2026.

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	March 31,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$197,444	$280,559
Accounts receivable, net	109,896	130,340
Contract assets	53,439	57,358
Prepaid expenses	64,527	66,150
Other current assets	11,927	15,276
Total current assets	437,233	549,683
Property and equipment, net	34,825	32,322
Intangible assets, net	143,028	144,203
Operating lease right-of-use assets	28,090	28,321
Goodwill	338,049	338,049
Deferred tax asset	1,696	1,643
Investments	30,943	32,585
Other assets	3,804	3,481
Total assets	$1,017,668	$1,130,287
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$61,250	$112,246
Accrued expenses	112,916	118,017
Deferred revenue	74,602	97,098
Operating lease liabilities, current	5,011	5,024
Other current liabilities	20,178	20,498
Total current liabilities	273,957	352,883
Deferred tax liability	6,787	7,186
Operating lease liabilities, non-current	25,539	25,471
Other liabilities	16,286	20,272
Total liabilities	322,569	405,812
Commitments and contingencies (Note 16)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 261,644,124 shares issued and 257,538,176 shares outstanding at March 31, 2026; unlimited shares authorized, 250,412,239 shares issued and 246,306,291 shares outstanding at December 31, 2025	2,616	2,504
B Shares, $0.0001 par value, 22,500,000 shares authorized, 10,000,000 shares issued and outstanding at March 31, 2026; 22,500,000 shares authorized, 10,000,000 shares issued and outstanding at December 31, 2025	1	1
Additional paid-in capital	2,010,131	1,992,257
Treasury stock, at cost, 4,105,948 shares at March 31, 2026 and December 31, 2025	(17,653)	(17,653)
Accumulated deficit	(1,254,578)	(1,199,108)
Accumulated other comprehensive loss	(45,418)	(53,526)
Total shareholders’ equity	695,099	724,475
Total liabilities and shareholders’ equity	$1,017,668	$1,130,287

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended March 31,
	2026	2025
Revenue	$187,952	$143,991
Cost of revenue	144,628	108,789
Gross profit	43,324	35,202
Operating expenses:
Sales and marketing	13,669	11,413
Research and development	11,402	8,946
General and administrative	53,915	34,535
Transaction expenses	7,503	732
Total operating expenses	86,489	55,626
Loss from operations	(43,165)	(20,424)
Interest (expense) income, net	(928)	437
Loss on disposal of assets	(73)	(12)
Impairment of equity method investment	(1,735)	—
(Loss) gain on foreign currency	(9,697)	12,249
Total other (expense) income	(12,433)	12,674
Loss before income taxes	(55,598)	(7,750)
Income tax benefit (expense)	85	(542)
Gain from equity method investment	43	94
Net loss	$(55,470)	$(8,198)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.21)	$(0.03)
Weighted average common stock outstanding:
Basic and diluted	269,373,708	248,432,320

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2026	2025
Net loss	$(55,470)	$(8,198)
Other comprehensive income (loss):
Foreign currency translation adjustments	8,108	(10,199)
Comprehensive loss	$(47,362)	$(18,397)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(Amounts in thousands, except share data)

	Common Stock	Amounts	B Shares	Amounts	Additional Paid-in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2026	250,412,239	$2,504	10,000,000	$1	$1,992,257	(4,105,948)	$(17,653)	$(1,199,108)	$(53,526)	$724,475
Net loss	—	—	—	—	—	—	—	(55,470)	—	(55,470)
Stock-based compensation	—	—	—	—	21,258	—	—	—	—	21,258
Vesting of shares	11,231,885	112	—	—	(3,384)	—	—	—	—	(3,272)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	8,108	8,108
Balance at March 31, 2026	261,644,124	$2,616	10,000,000	$1	$2,010,131	(4,105,948)	$(17,653)	$(1,254,578)	$(45,418)	$695,099

	Common Stock	Amounts	B Shares	Amounts	Additional Paid-in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2025	215,261,974	$2,153	18,500,000	$2	$1,700,065	(4,105,948)	$(17,653)	$(1,087,527)	$(24,635)	$572,405
Net loss	—	—	—	—	—	—	—	(8,198)	—	(8,198)
Stock-based compensation	—	—	—	—	12,835	—	—	—	—	12,835
Vesting of shares	4,077,169	41	—	—	(41)	—	—	—	—	—
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $6,000	17,647,059	176	—	—	143,824	—	—	—	—	144,000
Issuance of common shares in connection with warrant redemptions	3,995,825	40	(4,000,000)	(1)	(39)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(10,199)	(10,199)
Balance at March 31, 2025	240,982,027	$2,410	14,500,000	$1	$1,856,644	(4,105,948)	$(17,653)	$(1,095,725)	$(34,834)	$710,843

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2026	2025
Cash Flows from operating activities:
Net loss	$(55,470)	$(8,198)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	20,980	16,396
Loss on disposal of assets	73	12
Stock-based compensation	21,258	12,835
Non-cash consideration, net	(15,133)	—
Non-cash interest expense, net	938	—
Non-cash lease expense	1,531	839
Amortization of contract costs	339	362
Deferred income taxes	(452)	(174)
Provision for expected credit losses	747	95
Gain from equity method investment	(43)	(94)
Impairment of equity method investment	1,735	—
Loss (gain) on foreign currency remeasurement	9,338	(12,382)
Changes in operating assets and liabilities
Accounts receivable	21,369	3,802
Contract assets	3,919	(1,015)
Prepaid expenses	16,848	(9,998)
Other current assets	3,081	(642)
Other assets	(394)	(1,038)
Accounts payable	(50,996)	3,302
Accrued expenses	(8,372)	(12,361)
Deferred revenue	(27,715)	(15,193)
Other current liabilities	(8,653)	(6,549)
Operating lease liabilities	(1,341)	(797)
Net cash used in operating activities	(66,413)	(30,798)
Cash flows from investing activities:
Purchases of property and equipment	(5,338)	(4,124)
Capitalization of internally developed software costs	(12,275)	(13,349)
Distributions from equity method investments	3,521	2,498
Purchases of intangible assets	(84)	—
Net cash used in investing activities	(14,176)	(14,975)
Cash flows from financing activities:
Proceeds from issuance of common shares, net of equity issuance costs	—	144,000
Repayment of loans and mortgage	—	(5)
Net cash provided by financing activities	—	143,995
Effect of exchange rate changes on cash and cash equivalents	(2,526)	2,201
Net (decrease) increase in cash, cash equivalents and restricted cash	(83,115)	100,423
Cash, cash equivalents and restricted cash at beginning of period	280,559	135,239
Cash, cash equivalents and restricted cash at end of period	$197,444	$235,662
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$1,216	$644
Cash (received) paid during the period for income taxes	$(984)	$919
Supplemental disclosure of noncash investing and financing activities:
Cash-settled withholding tax on stock‑based compensation	$3,272	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Genius Sports Limited (the “Company” or “Genius”) is a non-cellular company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “GENI”.

The Company is a provider of scalable, technology-led products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-users, who are primarily sports fans.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements are presented in conformity with US generally accepted accounting principles (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, with the exception of certain note disclosures, which have been omitted and therefore these financial statements do not include all information that would be provided if prepared in accordance with US GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in our 2025 Form 20-F as filed with the SEC on March 17, 2026. The condensed consolidated balance sheet as of December 31, 2025, included herein, was derived from the audited financial statements of the Company as of that date.

The unaudited condensed consolidated interim financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2026, its results of operations, comprehensive loss and shareholders’ equity for the three months ended March 31, 2026 and 2025, and its cash flows for the three months ended March 31, 2026 and 2025. The results of the three months ended March 31, 2026 are not necessarily indicative of the results to be expected for the year ended December 31, 2026 or for any interim period or for any other future year.

The condensed consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which is intended to enhance the transparency and decision-usefulness of expense disclosures, and requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items in the consolidated statements of operations. ASU 2024-03 is effective for the Company for the annual reporting period beginning January 1, 2027 and interim periods after December 15, 2027, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06 Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which is intended to modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for the Company for the annual and interim reporting periods beginning January 1, 2028, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10 Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which is intended to establish guidance on the recognition, measurement and presentation of a government grant received by a business entity. ASU 2025-10 is effective for the Company for the annual and interim reporting periods beginning January 1, 2029, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

There are no other accounting pronouncements that are not yet effective and that are expected to have a material impact to the condensed consolidated financial statements.

Recently Adopted Accounting Guidance

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which is intended to provide a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. ASU 2025-05 was effective for the Company for the annual and interim reporting periods beginning January 1, 2026, with early adoption permitted. The Company adopted ASU 2025-05 on January 1, 2026, by applying the practical expedient prospectively. The adoption of the standard did not have a material impact on the condensed consolidated financial statements.

Note 2. Business Combinations

Sports Innovation Lab Acquisition

On September 17, 2025, the Company acquired all outstanding equity interests in Sports Innovation Lab, Inc (“SIL”) for an aggregate consideration of $17.9 million including cash and contingent consideration of $14.3 million and $3.6 million, respectively. SIL, based in Boston, Massachusetts, is a fan intelligence and data analytics company that empowers brands, agencies, and sports organizations to understand and engage modern sports audiences. The Company incurred transaction costs of $1.9 million in connection with the acquisition of SIL which was recorded in transaction expenses in the condensed consolidated statements of operations. In allocating consideration transferred based on preliminary estimated fair values, the Company recorded $6.5 million of acquired intangible Technology assets and $12.0 million of goodwill. The goodwill is not deductible for U.S. income tax purposes.

Note 3. Revenue

Disaggregation of Revenues

The Company disaggregates revenue based on product lines that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, consistent with the requirements of ASC 606. Beginning in the three months ended March 31, 2026, the Company revised its presentation of disaggregated revenue to reflect two product lines:

•
Betting Technology, Content and Services; and
•
Media Technology, Content and Services.

Previously, the Company presented an additional product line, Sports Technology and Services, which included technology and services that support sports leagues and federations, such as official data and video capture and distribution solutions, performance analysis software, semi-automated officiating technology and competition management software.

Under the revised presentation, revenue previously reported within Sports Technology and Services has been reclassified into the Betting Technology, Content and Services and Media Technology, Content and Services product lines based on the nature of the underlying offerings and how such products are utilized by customers.

This change was made to better align the Company’s disaggregation of revenue with how management evaluates financial performance and allocates resources. The revised presentation also reflects the integrated nature of the Company’s products and services, including the use of official data and technology solutions across both betting and media offerings. Prior-period amounts have been recast to conform to the current presentation.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Revenue by Major Product Line

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Revenue for the Company’s major product lines consists of the following (in thousands):

	Three Months Ended March 31,
	2026	2025
Revenue by Product Line
Betting Technology, Content and Services	$146,213	$109,708
Media Technology, Content and Services	41,739	34,283
Total	$187,952	$143,991

Revenues by Major Customers

One customer accounted for 12% of revenue in the three months ended March 31, 2026. Two customers accounted for 16% and 10% of revenue in the three months ended March 31, 2025.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods and excludes constrained variable consideration. The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations.

Revenue allocated to remaining performance obligations was $535.1 million as of March 31, 2026. The Company expects to recognize approximately 57% in revenue within one year, and the remainder within the next 13 – 81 months.

During the three months ended March 31, 2026 and 2025, the Company recognized revenue of $36.8 million and $33.9 million, respectively, for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 5 – Accounts Receivable, Net), contract assets, or contract liabilities (deferred revenue) on the Company’s condensed consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when invoicing occurs prior to performance obligations being met. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of March 31, 2026, the Company had $53.4 million of contract assets and $74.6 million of contract liabilities, recognized as deferred revenue. As of December 31, 2025, the Company had $57.4 million of contract assets and $97.1 million of contract liabilities, recognized as deferred revenue.

The Company expects to recognize substantially all of the deferred revenue as of March 31, 2026 within the next 12 months.

Note 4. Segment Information

The Company has a single operating segment that derives revenues from customers by providing access to Betting Technology, Content and Services, and Media Technology, Content and Services, and therefore has one reportable segment. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The accounting policies of the single reportable segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the segment and decides how to allocate resources based on net loss that also is reported on the consolidated statements of operations as net loss. The measure of segment assets is reported on the consolidated balance sheets as total assets. Net loss is used by our CODM to identify underlying trends in the performance of the Company and make comparisons with the financial performance of competitors. Net loss is used to monitor budget versus actual results. The monitoring of budgeted versus actual results is used in assessing performance of the segment and in establishing management’s compensation.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Revenue, significant segment expenses, and net loss provided to the CODM are as follows (in thousands):

	Three Months Ended March 31,
	2026	2025
Revenue	$187,952	$143,991
Data and streaming rights	(85,565)	(59,445)
Media direct costs	(15,328)	(15,573)
Other direct variable costs	(16,716)	(13,737)
Employee expenses	(49,794)	(40,695)
Capitalized software development costs	12,275	13,349
Overhead costs	(25,958)	(17,895)
Other segment items (1)	(62,336)	(18,193)
Net loss	$(55,470)	$(8,198)

(1)
Other segment items include transaction expenses, stock-based compensation, amortization of internally developed software costs, other depreciation and amortization, interest (expense) income, net, (loss) gain on foreign currency, income tax benefit (expense), gain from equity method investment, impairment of equity method investment, and loss on disposal of assets.

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consist of the following (in thousands):

	Three Months Ended March 31,
	2026	2025
Revenue by geographical market:
Americas	$94,282	$71,028
Europe	81,304	64,152
Rest of the world	12,366	8,811
Total	$187,952	$143,991

In the three months ended March 31, 2026, the United States and Gibraltar represented 36% and 13% of total revenue, respectively. In the three months ended March 31, 2025, the United States, Gibraltar, and the United Kingdom represented 44%, 13%, and 10% of total revenue, respectively. No other countries represented more than 10% of revenues.

Note 5. Accounts Receivable, Net

As of March 31, 2026, accounts receivable, net consisted of accounts receivable of $116.0 million less allowance for credit losses of $6.1 million. As of December 31, 2025, accounts receivable, net consisted of accounts receivable of $135.8 million less allowance for credit losses of $5.5 million.

The movement in the allowance for credit losses during periods presented is as follows:

	2026	2025
Beginning balance – January 1	$5,511	$4,974
Provision for expected credit losses	595	174
Write-offs, net of recoveries	—	(797)
Foreign currency translation adjustments	(5)	9
Ending balance – March 31	$6,101	$4,360

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 6. Intangible Assets, Net

Intangible assets subject to amortization as of March 31, 2026 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	2	$67,064	$50,857	$16,207
Marketing products	8	59,099	46,406	12,693
Technology	2	115,929	108,409	7,520
Capitalized software	2	275,381	193,671	81,710
Other intangible assets	3	30,173	5,275	24,898
Total intangible assets		$547,646	$404,618	$143,028

Intangible assets subject to amortization as of December 31, 2025 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	3	$67,064	$49,180	$17,884
Marketing products	8	59,099	45,998	13,101
Technology	3	115,846	107,722	8,124
Capitalized software	2	263,101	180,357	82,744
Other intangible assets	3	25,470	3,120	22,350
Total intangible assets		$530,580	$386,377	$144,203

Amortization expense was $18.2 million and $14.5 million for the three months ended March 31, 2026 and 2025, respectively.

No impairment of intangible assets was recognized for the three months ended March 31, 2026 and 2025.

Note 7. Goodwill

Changes in the carrying amount of goodwill for the periods presented in the accompanying condensed consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2025	$338,049
Balance as of March 31, 2026	$338,049

No impairment of goodwill was recognized for the three months ended March 31, 2026 and 2025.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 8. Other Assets

Other assets (current and long-term) as of March 31, 2026 and December 31, 2025 are as follows (in thousands):

	March 31,	December 31,
	2026	2025
Other current assets:
Inventory	$401	$284
Corporate tax receivable	629	4,971
Contract costs	1,225	1,140
Non-trade receivables	2,502	2,528
Other tax receivable	3,057	2,855
Sales tax receivable	4,113	3,498
Total other current assets	$11,927	$15,276
Other assets:
Withholding tax receivable	$814	$824
Contract costs	1,391	1,062
Security deposit	1,599	1,595
Total other assets	$3,804	$3,481

Note 9. Debt

Credit Agreement

In April 2024, the Company entered into a Credit Agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”), which was amended in July 2024 to include an additional $30.0 million contribution from Goldman Sachs Bank USA, and amended in March 2025 to include an additional $30.0 million contribution from Barclays Bank PLC and an additional $30.0 million contribution from Citizens Bank, N.A., increasing the total facility size to $180.0 million. Unless previously terminated in accordance with its terms, the Credit Agreement will mature on April 29, 2029.

The Credit Agreement incurs commitment fees ranging from 0.3% to 0.4% of the total facility per annum, and carries an interest rate ranging from the Secured Overnight Financing Rate (“SOFR”) plus 2.75% to SOFR plus 3.25% per annum, depending on the Company’s consolidated total net leverage ratio. As of March 31, 2026 the Company was in compliance with all applicable financial covenants.

During the second and third quarters of fiscal year 2024, the Company utilized the Credit Agreement to issue two letters of credit to a supplier to the value of GBP £46.0 million ($60.8 million). During the first quarter of fiscal year 2025, the Company utilized the Credit Agreement to increase the letter of credit to the same supplier to the value of GBP £92.0 million ($121.5 million). During the first quarter of fiscal year 2026, the Company utilized the Credit Agreement to issue a letter of credit to another supplier to the value of EUR €9.0 million ($10.3 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility, and does not constitute outstanding borrowings of the Company.

As of March 31, 2026 and December 31, 2025, the Company had no outstanding borrowings under the Credit Agreement. As of March 31, 2026 the available facility value was $48.2 million.

Interest Expense

Interest expense was $2.2 million and $0.6 million for the three months ended March 31, 2026 and 2025, respectively.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 10. Other Liabilities

Other liabilities (current and long-term) as of March 31, 2026 and December 31, 2025 are as follows (in thousands):

	March 31,	December 31,
	2026	2025
Other current liabilities:
Legal provisions	$—	$4,800
Deferred consideration	389	—
Corporate tax payable	1,241	1,276
Sales tax payable	2,009	786
Contingent consideration	3,611	—
Other payables	12,928	13,636
Total other current liabilities	$20,178	$20,498
Other liabilities:
Deferred consideration	$—	$389
Contingent consideration	—	3,611
Other payables	16,286	16,272
Total other liabilities	$16,286	$20,272

Note 11. Loss Per Share

The Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding (including vested warrants issued to NFL Enterprises LLC (“NFL”)), net of weighted average treasury stock outstanding, during periods with undistributed losses. Vested warrants issued to the NFL are included in adjusted weighted average common stock outstanding as they can be converted to ordinary shares of the Company for an exercise price of $0.01 per warrant share. The B Shares, issued in connection with the License Agreement (defined below), are not included in the loss per share calculations below as they are non-participating securities with no rights to dividends or distributions. Diluted loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted loss per share attributable to common stockholders was the same for the three months ended March 31, 2026 and 2025 as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

The computation of earnings (loss) per share and weighted average shares of the Company’s common stock outstanding for the three months ended March 31, 2026 and 2025 is as follows (in thousands except share and per share data):

	Three Months Ended March 31,
	2026	2025
Net loss attributable to common stockholders – basic and diluted	$(55,470)	$(8,198)
Shares used in computation:
Weighted average common stock outstanding	254,873,708	233,310,098
Vested warrants issued to NFL to purchase common stock	14,500,000	15,122,222
Adjusted weighted average common stock outstanding – basic and diluted	269,373,708	248,432,320
Loss per share attributable to common stockholders – basic and diluted	$(0.21)	$(0.03)

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Three Months Ended March 31,
	2026	2025
Stock options to purchase common stock	—	31,907
Unvested restricted shares	—	1,474,191
Unvested warrants issued to NFL to purchase common stock	5,000,000	—
Unvested equity-settled restricted share units	6,715,762	4,033,075
Unvested equity-settled performance-based restricted share units	17,791,285	10,821,051
Total	29,507,047	16,360,224

Note 12. Stock-based Compensation

Stock Options

2021 Option Plan

On April 20, 2021 (“2021 Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including 1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), 2) options subject only to service conditions (“Time-Vesting Options”) and 3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the 2021 Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the 2021 Grant Date. Performance-Vesting Options are subject to graded vesting over the three years from the 2021 Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.

On November 10, 2025, the Company cancelled and settled all outstanding options for a cash payment of $0.3 million. The Company recorded an additional compensation cost of less than $0.1 million. As of December 31, 2025 there were zero outstanding, exercisable or unvested options, and no unrecognized stock-based compensation expense related to the stock options.

The compensation cost recognized for options during the three months ended March 31, 2026 and 2025 was zero and $0.1 million, respectively.

Employee Incentive Plan

The Company maintains an employee incentive plan involving share-based and cash-based incentives to support the success of the Company. These awards are intended to further align the personal interests of employees, officers, and directors to those of our shareholders by providing an incentive to drive performance and sustained growth.

Under the plan, the Company grants (1) Equity-settled Restricted Share Units (“RSUs”), (2) Cash-settled Restricted Share Units (“Cash-settled RSUs”) and (3) Equity-settled Performance-Based Restricted Share Units (“PSUs”). RSUs and Cash-settled RSUs generally vest based on continued service, typically with graded vesting over a three-year period. Certain RSUs granted during the period vest over a shorter service period. RSUs are settled in shares of the Company’s common stock, while Cash-settled RSUs are settled in cash based on the fair value of the Company’s common stock at the vesting date.

PSUs generally vest over a three-year performance period and are subject to continued service through the vesting date. The number of PSUs that vest, if any, depends on the achievement of specified performance conditions, which may include financial metrics such as cumulative revenue, revenue growth, and cumulative adjusted EBITDA. PSU awards may vest either at the end of the performance period or on a graded basis, depending on the terms of the individual award agreement.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Equity-settled Restricted Share Units

The estimated grant date fair value of the Company’s RSUs is equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Equity-settled Restricted Share Units activity for the three months ended March 31, 2026 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2025	6,250,728	$7.73
Granted	3,927,304	$4.98
Forfeited	(84,323)	$8.27
Vested	(3,377,947)	$6.69
Unvested RSUs as of March 31, 2026	6,715,762	$6.64

The compensation cost recognized for RSUs during the three months ended March 31, 2026 and 2025 was $4.7 million and $3.8 million, respectively.

As of March 31, 2026, the Company had $39.6 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 2.4 years.

Cash-settled Restricted Share Units

Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the condensed consolidated balance sheets of $0.1 million and $0.6 million as of March 31, 2026 and December 31, 2025, respectively.

The estimated grant date fair value of the Company’s Cash-settled RSUs is equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Cash-settled RSUs activity for the three months ended March 31, 2026 is as follows:

	Number of Cash-settled RSUs	Weighted Average Grant Date Fair Value per Cash-settled RSU
Unvested Cash-settled RSUs as of December 31, 2025	88,299	$7.25
Granted	70,647	$5.20
Vested	(44,417)	$6.51
Unvested Cash-settled RSUs as of March 31, 2026	114,529	$6.27

The compensation cost recognized for Cash-settled RSUs during the three months ended March 31, 2026 and 2025 was less than $0.1 million and $0.1 million, respectively.

As of March 31, 2026, the Company had $0.4 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 2.6 years.

Equity-settled Performance-Based Restricted Share Units

The Company’s PSUs were adopted in order to provide employees, officers and directors with stock-based compensation tied directly to the Company’s performance, further aligning their interests with those of shareholders and provide compensation only if the designated performance goals are met over the applicable performance period. The awards have the potential to be earned at 0% – 200% of the number of awards granted depending on achievement of the performance goals but remain subject to vesting for the full three-year service period.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The grant date fair values of PSUs subject to performance conditions are based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.

A summary of the Company’s PSUs activity for the three months ended March 31, 2026 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU
Unvested PSUs as of December 31, 2025	21,397,787	$8.05
Granted	4,940,824	$4.43
Forfeited	(76,937)	$7.03
Vested	(8,470,389)	$6.90
Unvested PSUs as of March 31, 2026	17,791,285	$7.59

The compensation cost recognized for PSUs during the three months ended March 31, 2026 and 2025 was $12.4 million and $8.9 million, respectively.

As of March 31, 2026, the Company had $95.0 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 1.9 years.

NFL Warrants

On April 1, 2021, the Company entered into a multi-year strategic partnership with the NFL (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplated a four-year period commencing April 1, 2021. Pursuant to the License Agreement, the Company agreed to issue the NFL an aggregate of up to 18,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants were subject to vesting over a two-year term in three tranches, ending on April 1, 2023. Additionally, each warrant was issued with one redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.

On June 6, 2025, the Company extended the License Agreement through the end of the 2029 NFL season. Pursuant to the extended License Agreement, the Company issued the NFL an additional 9,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. Of such additional warrants, 4,500,000 warrants vested on June 10, 2025 and 5,000,000 will vest on April 1, 2028, unless delayed at the sole discretion of the NFL to no later than August 2, 2029. The additional warrants were not issued with any B Shares. The grant date fair value of the warrants is estimated to be equal to the closing price of the Company’s common stock of $9.48, as of the grant date on June 6, 2025.

The Company accounts for the License Agreement as an executory contract for the ongoing Data Feeds and the warrants are accounted for as share-based payments to non-employees. The awards are measured at grant date fair value when all key terms and conditions are understood by both parties, including for unvested awards and are expensed over the term to align with the data services to be provided over the periods.

A summary of the Company’s warrants activity for the three months ended March 31, 2026 is as follows:

Number of Warrants
Outstanding as of December 31, 2025	19,500,000
Outstanding as of March 31, 2026	19,500,000

The cost recognized for the warrants during the three months ended March 31, 2026 and 2025 was $4.1 million and zero, respectively. As of March 31, 2026, the Company had $33.6 million of unrecognized stock-based compensation expense related to the warrants. This cost is expected to be recognized over a weighted-average period of 2.0 years. No warrants vested during the three months ended March 31, 2026.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Stock-based Compensation Summary

The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Three Months Ended
	March 31,
	2026	2025
Cost of revenue	$4,196	$50
Sales and marketing	1,429	1,597
Research and development	1,258	1,856
General and administrative	14,326	9,426
Total	$21,209	$12,929

Note 13. Fair Value Measurements

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•
Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•
Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•
Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Contingent consideration is classified as a Level 3 financial instrument. The fair value of contingent consideration relating to the SIL business combination was determined based on the maximum potential payout, as the Company expects all thresholds to be met or exceeded. Changes to the inputs could have a material impact on the Company’s financial position and results of operations in any given period.

The contingent consideration obligation arising from the acquisition of Photospire Limited (“Spirable”) was settled during the first quarter of fiscal year 2025.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2026 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration	$—	$—	$3,611	$3,611
Total liabilities	$—	$—	$3,611	$3,611

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

2026
Beginning balance – January 1	$3,611
Ending balance – March 31	$3,611

During the three months ended March 31, 2026, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 14. Income Taxes

The Company had an income tax benefit of $0.1 million and income tax expense of $0.5 million, relative to pre-tax loss of $55.6 million and pre-tax loss of $7.8 million for the three months ended March 31, 2026 and 2025, respectively.

As of March 31, 2026 and December 31, 2025, the Company had no uncertain tax positions.

Note 15. Operating Leases

The Company leases offices under operating lease agreements. Some of the Company’s leases include one or more options to renew. For a majority of leases, the Company does not assume renewals in its determination of the lease term as the renewals are not deemed to be reasonably assured. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. As of March 31, 2026, the Company’s lease agreements typically have terms not exceeding seven years.

Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments primarily represent costs related to common area maintenance and utilities. The components of lease expense are summarized as follows (in thousands):

	Three Months Ended March 31,
	2026	2025
Operating lease cost	$2,053	$1,247
Short term lease cost	121	251
Variable lease cost	182	174
Sublease income	(188)	—
Total lease cost	$2,168	$1,672

Other information related to leases is summarized as follows (in thousands, except lease term and discount rate):

	Three Months Ended March 31,
	2026	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,341	$797
Right-of-use assets obtained in exchange for new operating lease liabilities	1,601	7,480
Weighted-average remaining lease term (in years):
Operating leases	5.7	5.1
Weighted-average discount rate:
Operating leases	7.0%	7.8%

During the three months ended March 31, 2026, the Company extended an existing lease for office space in Tallinn, Estonia, and entered into a lease for additional office space in London, United Kingdom, resulting in additional liabilities of $1.4 million and $0.2 million, respectively. During the three months ended March 31, 2025, the Company entered into a long-term lease for additional office space in Los Angeles, United States of America, resulting in additional liabilities of $7.5 million.

The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

As of March 31, 2026, the maturities of lease liabilities are as follows (in thousands):

(in thousands)
2026 (Remaining)	$5,337
2027	6,512
2028	6,178
2029	5,684
2030	5,026
Thereafter	8,529
Total minimum lease payments	37,266
Less: Imputed interest	(6,716)
Present value of lease liabilities	$30,550

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 16. Commitments and Contingencies

Sports Data License Agreements

The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract.

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $83.9 million as of March 31, 2026, with approximately $28.2 million due within one year and the remaining due by 2030.

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the condensed consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Sportscastr Litigation

On October 5, 2023 Sportscastr Inc. (d/b/a Panda Interactive) (“Sportscastr”) filed a claim against the Company in the United States District Court for the Eastern District of Texas. Sportscastr is claiming the Company is infringing patents held by Sportscastr relating to the provision of synchronized live data and content within live video streams. Sportscastr is seeking an order prohibiting any infringement and monetary relief against the Company. On February 14, 2025, Sportscastr amended the complaint to add antitrust allegations under federal and Texas state antitrust laws involving the distribution of official, live professional sports data. Trial for the patent infringement claim is listed to take place in June 2026. The Company is defending all claims. This litigation is currently ongoing and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

dMY Litigation

On September 12, 2023 a claim was filed in the Court of Chancery of Delaware against dMY (the special purpose acquisition company ("SPAC") that merged with the Genius legacy business to create Genius Sports Limited) and the directors of dMY. The claim relates to matters pre-merger. The Company would be liable for damages and costs awarded. On October 10, 2025, the parties informed the Court that they have reached a settlement of all claims, which must be reviewed and approved by the Court. Following Court approval on February 23, 2026, and in satisfaction of its indemnification obligations, the Company made a payment on behalf of the indemnified defendants towards the agreed settlement.

Volleystation Litigation

On December 23, 2024 the Company issued a claim in the Circuit Court of Warsaw, Intellectual Property Division, Poland against Volleystation sp z o.o. The claim alleges copyright infringement of the creative structure of a database the Company developed to collect and collate match data from volleyball matches in its software. A defense has been filed to the claim. This litigation is currently ongoing and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

Bank Letters of Credit and Guarantees

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 17. Subsequent Events

Legend Acquisition

On April 30, 2026, the Company, Lion Bidco (Guernsey) Limited, a wholly-owned indirect subsidiary of the Company (the “Buyer”), Epos Capital Ltd (the “Seller”), Nicholas Kisberg (together with the Seller, the “Seller Parties”) and Zeal Ltd (“Legend”) consummated the previously announced acquisition by the Buyer of the entire issued share capital of Legend (the “Transaction”). Pursuant to the terms of the Share Purchase Agreement, dated February 5, 2026, between the Company, the Buyer, the Seller Parties and Legend (as may be amended from time to time, the “Agreement”), at the closing of the Transaction (the “Closing”) the Buyer paid to the Seller an aggregate consideration amount consisting of:

•
$800 million in cash, subject to certain customary adjustments related to cash, indebtedness and other debt-like items, working capital and phantom-based awards and options granted under the Zeal Ltd Global Long Term Incentive Plan; and
•
10,088,781 ordinary shares, par value $0.01 (“Ordinary Shares”), of the Company issued at the Closing, calculated using a volume weighted average share price of the Company’s shares as described in the Agreement (the “Completion Stock”).

The Buyer is also obligated to pay additional earn-out consideration, as and when required pursuant to the terms of the Agreement. If additional earn-out consideration is payable, such consideration is payable, at the Buyer’s election, in cash or Ordinary Shares (such shares (if issued), together with the Completion Stock, the “Consideration Stock”).

Financing Commitment

On April 30, 2026, Lion Topco (Guernsey) Limited, a wholly-owned subsidiary of the Company (“Holdings”) and Lion Jersey Financing LP Limited, a wholly-owned indirect subsidiary of the Company (the “Borrower”), entered into that certain Credit Agreement, by and among, Holdings, the Borrower, U.S. Bank National Association, as administrative agent and collateral agent (the “Administrative Agent”), Goldman Sachs Bank USA, Deutsche Bank AG New York Branch and Citizens Bank N.A., as joint lead arrangers and joint bookrunners, the other lenders from time to time party thereto, and the guarantors referred to therein (“Guarantors”, together with the Borrower, the “Credit Parties”) (the “Credit Agreement”).

The Credit Agreement comprises a $825 million senior secured term loan facility, a $220 million senior secured revolving credit facility and, subject to certain conditions, the capacity to incur additional incremental facilities. The financing arrangements are secured by substantially all of the Credit Parties’ assets (subject to customary exceptions).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “we,” “our,” “us”, “Genius” and the “company” refer to Genius Sports Limited and all of its subsidiaries.

The following discussion includes information that Genius’ management believes is relevant to an assessment and understanding of Genius’ unaudited condensed consolidated results of operations and financial condition.

The discussion should be read together with the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2026 and 2025 included in this interim report. This management’s discussion and analysis should also be read together with our audited consolidated financial statements for the year ended December 31, 2025 in our 2025 Form 20-F.

Genius’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in our 2025 Form 20-F. Certain amounts may not foot due to rounding.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the operating system of modern sport, powering the global ecosystem that connects sports, betting and media with every fan around the globe. In doing so, Genius creates engaging and immersive fan experiences, advertising services, performance analysis tools and officiating solutions, while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius also sits at the heart of the global sports betting ecosystem. As of March 31, 2026, Genius has deep, critical relationships with approximately 400 sports leagues and federations, over 500 sportsbook brands and over 250 marketing customers (which includes some of the aforementioned sportsbook brands).

Genius has a single operating segment that derives revenues from customers by providing access to Betting Technology, Content and Services, and Media Technology, Content and Services, and therefore has one reportable segment.

Genius’ Offerings

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading and risk management services and a "watch and bet" product that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables a wide range of partners to target, engage and/or acquire sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of targeted, real-time advertising campaigns to sports fans, and broadcast augmentation which also enables advertising campaigns and branding to be integrated into the live broadcast. Genius also builds and supplies technology and services that underpin how sports leagues capture and distribute official data and video, as well as many additional products that optimize performance on and off the field. These include performance analysis software, semi-automated officiating technology, and competition management software.

We believe Genius’ technology has become essential to its partners’ operations, and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sports data. Genius seeks to maintain an optimal portfolio of data rights, from high-profile, widely followed sports events, such as the EPL, the NFL, Serie A and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all sports tiers, time zones, and geographic locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ UK soccer data rights contract, which runs through the end of the 2028–2029 season and NFL data rights contract, which runs through the end of the 2029 season, accounts for a majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large, localized fan bases. Genius estimates that these sports comprise approximately 95% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive, co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	March 31,
	2026	2025
Events under official rights(1)	197,588	201,951
Of which, exclusive	111,630	112,347

(1) Genius had an additional 130,312 and 125,320 eSports events as of March 31, 2026 and 2025, respectively.

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around-the-clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2–4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier to entry, making Genius an essential provider to its customers.

Additionally, Genius collects, distributes, and monetizes data from additional sporting events where no official sports data and streaming rights have been granted or it is legally permissible to do so. Accordingly, the total number of events to which Genius delivers data to its customers in a given period may exceed its total inventory of events under official sports data and streaming rights.

Factors Affecting Comparability of Financial Information

NFL License Agreement

On April 1, 2021, the Company entered into a multi-year strategic partnership with the NFL (the “License Agreement”). On June 6, 2025, the Company extended the License Agreement through the end of the 2029 NFL season. Pursuant to the extended License Agreement, the Company issued the NFL an additional 9,500,000 warrants with each warrant entitling the NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. Of such additional warrants, 4,500,000 warrants vested on June 10, 2025 and 5,000,000 will vest on April 1, 2028, unless delayed at the sole discretion of the NFL to no later than August 2, 2029.

Change in Revenue Disaggregation

Beginning in the three months ended March 31, 2026, we revised our disaggregation of revenue to present two product lines:

•
Betting Technology, Content and Services; and
•
Media Technology, Content and Services.

Previously, we presented three product lines, including Sports Technology and Services. This change reflects how our Chief Operating Decision Maker evaluates performance and allocates resources, as well as the increasingly integrated nature of our product offerings across betting and media.

Revenue previously included within Sports Technology and Services, which comprised solutions supporting sports leagues and federations such as official data and video capture and distribution, performance analysis tools, officiating technology and competition management software, is now included within our Betting and Media product lines based on the underlying use of those services.

Prior-period amounts have been recast to conform to the current presentation. The revised presentation does not impact total revenue but provides enhanced alignment with how management views the business and evaluates performance.

Seasonality

Genius’ products and services cover the entire sporting calendar, which from a global perspective is year-round. On the other hand, the relative importance of different sporting events varies based on the geographic locations in which Genius’ customers operate. Accordingly, Genius’ operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between fiscal quarters. For example, Genius’ revenue is typically impacted by the European soccer season calendars and the NFL season. Genius’ revenue trends may also be affected by the scheduling of major sporting events such as the FIFA World Cup or the cancellation or postponement of sporting events and races.

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from each subsidiary’s functional currency into its reporting currency, the US Dollar (“USD”), using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ subsidiaries’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ condensed consolidated statements of operations. However, changes in exchange rates between periods directly impact the amount of revenue and expense reported by Genius, and its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against Genius’ major currencies would have resulted in a $10.5 million and $6.8 million decrease in reported revenue for the three months ended March 31, 2026 and 2025, respectively.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable or receivable on transactions denominated in currencies other than USD into USD and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the condensed consolidated statements of operations and the related payment or receipt, under the condensed consolidated statements of operations caption “(loss) gain on foreign currency.” Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product lines: Betting Technology, Content and Services, and Media Technology, Content and Services. The following table shows Genius’ revenue split by product line, for the periods indicated:

	Three Months Ended
	2026	2025
	(dollars, in thousands)
Revenue by Product Line
Betting Technology, Content and Services	$146,213	$109,708
Media Technology, Content and Services	41,739	34,283
Total Revenue	$187,952	$143,991

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter or (ii) a “variable” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”) or Net Gaming Revenue (“NGR”), typically with minimum payment guarantees. GGR represents the difference between the amount of money players wager and the amount that they win. NGR is jurisdiction specific but generally represents GGR after deducting expenses such as bonuses or promotion incentives granted to players, taxes or duty paid. Depending on the agreement the Company uses GGR or NGR to determine the amounts customers owe the Company. GGR is generally used by the gambling and betting industry to measure the industry’s growth, market size, and opportunities. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

In some instances, particularly from non-Tier 1 sports organizations, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for Betting Technology services. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service. An equal offsetting amount is expensed in costs of revenue as “data and streaming rights,” which fully offsets the revenue recognized from the noncash consideration.

Media Technology, Content and Services — revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space.

Genius provides customers with data driven video marketing capabilities, and a suite of technology solutions for digital fan engagement products and free-to-play games. Customers subscribe or access these products through hosted services over the contractual term in exchange for a fixed annual fee, subject to certain variable components.

Genius provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content for their game, enhanced data analytics programs and real-time video augmentation services. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software and acquired intangibles, (ii) fees for third-party data and streaming rights under executory contracts, including stock-based compensation for non-employees, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings, and (v) stock-based compensation for employees (including related employer payroll taxes).

Genius believes that its cost of revenue is highly scalable and can be leveraged over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL and NFL contracts, are typically fixed.

Sales and marketing. Sales and marketing expenses consist primarily of sales personnel costs, including compensation, stock-based compensation for employees (including related employer payroll taxes), commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, marketing subscriptions, and facility costs.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, stock-based compensation for employees (including related employer payroll taxes), travel and accommodation costs, facility costs, server and bandwidth costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs, in periods where a product completes the preliminary project stage, and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation for employees (including related employer payroll taxes), professional services (including legal, regulatory and audit), subscriptions and software licenses and facility costs.

Transaction expenses. Transaction expenses consist primarily of advisory, legal, accounting, valuation, and other professional or consulting fees in connection with Genius’ corporate development activities.

Interest (expense) income, net. Interest expense consists primarily of interest on the Credit Agreement and accretion of obligations related to other intangible assets. Interest income consists primarily of interest on cash balances.

Impairment of equity method investment relates to Genius' impairment of its investment in CFL Ventures.

Income tax benefit (expense). Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in jurisdictions outside the UK. See Note 14 – Income Taxes, to Genius’ unaudited condensed consolidated financial statements included elsewhere herein.

Gain from equity method investment. Gain from equity method investment represents the Company’s proportionate share of net earnings or losses recognized from the Company’s equity method investments.

Non-GAAP Financial Measures

This report on Form 6-K includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with US GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction expenses and gain or loss on foreign currency.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any US GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to the most directly comparable US GAAP financial performance measure, which is net loss for the periods indicated:

	Three Months Ended
	2026	2025
	(dollars, in thousands)
Net loss	$(55,470)	$(8,198)
Adjusted for:
Net, interest expense (income)	928	(437)
Income tax (benefit) expense	(85)	542
Amortization of acquired intangibles (1)	2,725	2,182
Other depreciation and amortization (2)	18,594	14,576
Stock-based compensation (3)	30,904	17,312
Transaction expenses	7,503	732
Litigation and related costs (4)	6,037	3,368
Impairment of equity method investment	1,735	—
Loss (gain) on foreign currency	9,697	(12,249)
Other (5)	1,414	1,947
Adjusted EBITDA	$23,982	$19,775

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.
(4)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the three months ended March 31, 2026, legal proceedings included Sportscastr litigation, dMY litigation, and Volleystation litigation (as described in Note 16 – Commitments and Contingencies). For the three months ended March 31, 2025, legal proceedings included Sportscastr litigation and dMY litigation. All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(5)
Includes severance costs, non-recurring compensation payments, tax penalties, gain/loss on disposal of assets, professional fees for finance transformation project, and expenses incurred related to earn-out payments on historical acquisitions.

Operating Results

Three Months Ended March 31, 2026 Compared to the Three Months Ended March 31, 2025

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Three Months Ended
	March 31,		Variance
	2026	2025	In dollars	In%
	(dollars, in thousands)
Revenue	$187,952	$143,991	$43,961	31%
Cost of revenue(1)	144,628	108,789	35,839	33%
Gross profit	43,324	35,202	8,122	23%
Operating expenses:
Sales and marketing(1)	13,669	11,413	2,256	20%
Research and development(1)	11,402	8,946	2,456	27%
General and administrative(1)	53,915	34,535	19,380	56%
Transaction expenses	7,503	732	6,771	925%
Total operating expense	86,489	55,626	30,863	55%
Loss from operations	(43,165)	(20,424)	(22,741)	(111)%
Interest (expense) income, net	(928)	437	(1,365)	(312)%
Loss on disposal of assets	(73)	(12)	(61)	(508)%
Impairment of equity method investment	(1,735)	—	(1,735)	—
(Loss) gain on foreign currency	(9,697)	12,249	(21,946)	(179)%
Total other (expense) income	(12,433)	12,674	(25,107)	(198)%
Loss before income taxes	(55,598)	(7,750)	(47,848)	(617)%
Income tax benefit (expense)	85	(542)	627	116%
Gain from equity method investment	43	94	(51)	(54)%
Net loss	$(55,470)	$(8,198)	$(47,272)	(577)%

(1)
Includes stock-based compensation (including related employer payroll taxes) as follows:

	Three Months Ended
	March 31,		Variance
	2026	2025	In dollars	In%
	(dollars, in thousands)
Cost of revenue	$4,210	$102	$4,108	4,027%
Sales and marketing	1,806	2,109	(303)	(14)%
Research and development	1,999	2,703	(704)	(26)%
General and administrative	22,889	12,398	10,491	85%
Total stock-based compensation	$30,904	$17,312	$13,592	79%

Revenue

Revenue was $188.0 million for the three months ended March 31, 2026 compared to $144.0 million for the three months ended March 31, 2025. Revenue increased $44.0 million, or 31%.

Betting Technology, Content and Services revenue increased $36.5 million, or 33%, to $146.2 million for the three months ended March 31, 2026 from $109.7 million for the three months ended March 31, 2025. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, growth and expansion in existing markets, and new service offerings contributed $36.0 million to the increase, while another $0.5 million was attributable to new customer acquisitions.

Media Technology, Content and Services revenue increased $7.5 million, or 22%, to $41.7 million for the three months ended March 31, 2026 from $34.3 million for the three months ended March 31, 2025, driven by sales of Fan Engagement and LiveStats software, and an increase in sales of products built on GeniusIQ technology.

Cost of revenue

Cost of revenue was $144.6 million for the three months ended March 31, 2026, compared to $108.8 million for the three months ended March 31, 2025. The $35.8 million increase in cost of revenue includes a $4.1 million increase in non-employee stock-based compensation. The remaining increase of $31.7 million was primarily driven by higher fees paid for data rights and increased amortization of internally developed software costs and other depreciation and amortization.

Data and streaming rights costs were $85.6 million for the three months ended March 31, 2026, compared to $59.4 million for the three months ended March 31, 2025. The $26.1 million increase was driven primarily by Genius’ official data rights strategy.

Media direct costs were $15.3 million for the three months ended March 31, 2026, compared to $15.6 million for the three months ended March 31, 2025.

Amortization of capitalized software development costs was $13.3 million for the three months ended March 31, 2026, compared to $12.3 million for the three months ended March 31, 2025. This increase is driven primarily by Genius’ continued investment in new product offerings resulting in increased capitalization of internally developed software costs. Other amortization and depreciation was $7.0 million for the three months ended March 31, 2026, compared to $3.6 million for the three months ended March 31, 2025. The increase was primarily due to amortization of other intangible assets and acquired intangibles from the SIL acquisition.

Sales and marketing

Sales and marketing expenses were $13.7 million for the three months ended March 31, 2026, compared to $11.4 million for the three months ended March 31, 2025. The $2.3 million increase was primarily driven by higher overhead and staff costs, partially offset by a $0.3 million decrease in stock-based compensation related to equity awards issued to management and employees.

Research and development

Research and development expenses were $11.4 million for the three months ended March 31, 2026, compared to $8.9 million for the three months ended March 31, 2025. The $2.5 million increase was primarily driven by higher net staff and overhead costs, partially offset by a $0.7 million decrease in stock-based compensation related to equity awards issued to management and employees.

General and administrative

General and administrative expenses were $53.9 million for the three months ended March 31, 2026, compared to $34.5 million for the three months ended March 31, 2025. The $19.4 million increase includes a $10.5 million increase in stock-based compensation related to equity awards issued to management and employees. The remaining increase of $8.9 million was driven by higher staff costs, litigation and related costs, and corporate overheads.

Transaction expenses

Transaction expenses were $7.5 million for the three months ended March 31, 2026 and $0.7 million for the three months ended March 31, 2025. Transaction expenses in the three months ended March 31, 2026 related primarily to corporate transactions, including the acquisition of Legend. Transaction expenses in the three months ended March 31, 2025 related to corporate transactions, primarily the underwritten public offering and the amendment to the Credit Agreement.

Interest (expense) income, net

Interest expense, net was $0.9 million for the three months ended March 31, 2026, compared to interest income, net of $0.4 million for the three months ended March 31, 2025. The net interest expense for the three months ended March 31, 2026 was primarily due to interest expense on the accretion of liabilities related to other intangible assets, partially offset by interest income on cash balances. The net interest income for the three months ended March 31, 2025 was primarily due to interest income on cash balances, partially offset by fees on the Credit Agreement.

Impairment of equity method investment

Genius recorded an impairment of $1.7 million for the three months ended March 31, 2026, related to its investment in CFL Ventures.

(Loss) gain on foreign currency

Genius recorded a foreign currency loss of $9.7 million and a foreign currency gain of $12.2 million for the three months ended March 31, 2026 and 2025, respectively, mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during those periods.

Income tax benefit (expense)

Income tax benefit was $0.1 million for the three months ended March 31, 2026 and income tax expense was $0.5 million for the three months ended March 31, 2025. The $0.6 million decrease was primarily due to the effect of the utilization of previously unrecognized net operating losses in the prior period.

Gain from equity method investment

Gain from equity method investment was less than $0.1 million and $0.1 million for the three months ended March 31, 2026 and 2025, respectively, due to Genius' share of profits from its equity investment in CFL Ventures.

Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as leasehold improvements, IT equipment, stadium equipment, and furniture and fixtures). Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius believes that its cash on hand, in addition to amounts available under the Credit Agreement, will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. However, Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs in the future. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Share Repurchase Program

On May 1, 2025, the Board of Directors approved a share repurchase program to repurchase up to $100.0 million of ordinary shares of the Company.

The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities, and is subject to the resolution of the shareholders adopted at the Company's Annual General Meeting on December 12, 2024, and reaffirmed at the Company's Annual General Meeting on December 10, 2025, regarding the conditions for share repurchases and any subsequent shareholder resolutions regarding the Company’s repurchase of its shares. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the share repurchase program may be suspended or discontinued at any time at the Company’s discretion.

The Company did not repurchase any shares in the three months ended March 31, 2026, and the share repurchase program remains active.

Debt

Genius had zero debt outstanding as of March 31, 2026 and December 31, 2025.

In April 2024, Genius entered into a Credit Agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”), which was amended in July 2024 to include an additional $30.0 million contribution from Goldman Sachs Bank USA, and amended in March 2025 to include an additional $30.0 million contribution from Barclays Bank PLC and an additional $30.0 million contribution from Citizens Bank, N.A., increasing the total facility size to $180.0 million. The Credit Agreement was undrawn as of March 31, 2026.

During the second and third quarters of fiscal year 2024, the Company utilized the Credit Agreement to issue two letters of credit to a supplier to the value of GBP £46.0 million ($60.8 million). During the first quarter of fiscal year 2025, the Company utilized the Credit Agreement to increase the letter of credit to the same supplier to the value of GBP £92.0 million ($121.5 million). During the first quarter of fiscal year 2026, the Company utilized the Credit Agreement to issue a letter of credit to another supplier to the value of EUR €9.0 million ($10.3 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility and does not constitute outstanding borrowings of the Company.

As of March 31, 2026, the Company had no outstanding borrowings under the Credit Agreement. As of March 31, 2026, the available facility value was $48.2 million.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Three Months Ended March 31,
	2026	2025
	(dollars, in thousands)
Net cash used in operating activities	$(66,413)	$(30,798)
Net cash used in investing activities	(14,176)	(14,975)
Net cash provided by financing activities	—	143,995

Operating activities

Net cash used in operating activities increased $35.6 million to $66.4 million for the three months ended March 31, 2026 compared to net cash used in operating activities of $30.8 million for the three months ended March 31, 2025. The increase in net cash used in operating activities was a result of a lower net loss, adjusted for non-cash items, in 2026 compared to 2025, of $23.9 million and unfavorable changes in working capital of $11.8 million. In the three months ended March 31, 2026, sustained revenue growth of 31% primarily from the improved performance from our Betting Technology, Content and Services was more than offset by a change in loss on foreign currency of $21.7 million, and higher stock-based compensation of $8.4 million, contributing to a $47.3 million increase in net loss compared to the three months ended March 31, 2025.

Cash flows used in operating activities from changes in working capital were $52.3 million in the three months ended March 31, 2026, compared to $40.5 million in the three months ended March 31, 2025.This $11.8 million outflow from changes in working capital in 2026 compared to 2025 was primarily attributable to the following factors: (i) a $54.3 million outflow from changes in accounts payable, primarily due to the timing of supplier payments; and (ii) a $12.5 million outflow from changes in deferred revenue, primarily due to Betting Technology, Content and Services revenues; offset by (iii) a $26.8 million inflow from changes in prepaid expenses, primarily due to the timing of supplier payments; (iv) a $17.6 million inflow from changes in accounts receivable, primarily due to the timing of customer receipts from Betting Technology, Content and Services, and Media Technology, Content and Services revenues; (v) a $4.9 million inflow from changes in contract assets, due to the timing of customer invoicing; and (vi) a $4.0 million benefit from changes in accrued expenses, primarily due to the timing of supplier invoices. Certain other items combined to result in an additional $1.7 million benefit from changes in working capital.

Investing activities

Net cash used in investing activities was $14.2 million and $15.0 million in the three months ended March 31, 2026 and 2025, respectively. In the three months ended March 31, 2026, investing cash flows primarily reflected internally developed software costs and purchases of intangible assets of $12.4 million, and purchases of property and equipment of $5.3 million, offset by distributions from equity method investments of $3.5 million. In the three months ended March 31, 2025, investing cash flows primarily reflected internally developed software costs of $13.3 million and purchases of property and equipment of $4.1 million, offset by distributions from equity method investments of $2.5 million.

Financing activities

Net cash provided by financing activities was zero and $144.0 million in the three months ended March 31, 2026 and 2025, respectively. In the three months ended March 31, 2025, financing cash flows primarily reflect the issuance of 17,647,059 ordinary shares after completing an underwritten public offering, resulting in net proceeds of $144.0 million.

Critical Accounting Estimates

Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ consolidated financial statements. Genius’ significant accounting estimates include the following:

•
Revenue Recognition
•
Internally Developed Software
•
Stock-based Compensation
•
Income Tax
•
Goodwill Impairment
•
Acquired Intangibles
•
Business Combinations

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange. See “Factors Affecting Comparability of Financial Information–Foreign Exchange Exposure” above for additional information about Genius’ foreign currency exposure and sensitivity analysis.

Legal Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. See Note 16 – Commitments and Contingencies to Genius’ condensed consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made. The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, could have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our 2025 Form 20-F.

Recent Developments

Legend Acquisition

On April 30, 2026, Genius consummated the previously announced acquisition of Legend, a global, digital sports and gaming media network built to monetize attention, for consideration of $800 million in cash, and 10,088,781 ordinary shares, and additional earn-out consideration, as and when required pursuant to the terms of the Share Purchase Agreement. The Legend Acquisition is expected to accelerate our strategic and financial objectives, supercharge fan monetization, and help build a fully integrated sports and gaming media network for our customers. For more information, see Note 17 – Subsequent Events to the condensed consolidated financial statements included elsewhere in this Report.

Financing Commitment

On April 30, 2026, in connection with the execution of the Legend Share Purchase Agreement, Genius entered into entered into that certain Credit Agreement with U.S. Bank National Association, Goldman Sachs Bank USA, Deutsche Bank AG New York Branch and and Citizens Bank N.A.

The Credit Agreement comprises a $825 million senior secured term loan facility, a $220 million senior secured revolving credit facility and, subject to certain conditions, the capacity to incur additional incremental facilities. For more information, see Note 17 – Subsequent Events to the condensed consolidated financial statements included elsewhere in this Report.